FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 00142)

RULE 13.09 ANNOUNCEMENT

This announcement is issued by the Company pursuant to the general disclosure obligations of the Company under Rule 13.09 of the Listing Rules.

The Board announces that on 23 August 2006, Indofood, a 51.5% owned subsidiary of the Company, published an announcement that it had entered into a conditional sale and purchase agreement with ISG Asia Limited whose shares are listed on the Singapore Exchange Securities Trading Limited Dealing and Automated Quotation System.

At the request of the Company, trading in the Shares on the Stock Exchange was suspended with effect from 10:39 a.m. on Thursday, 24 August 2006, pending the issue of this announcement. An application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on Friday, 25 August 2006.

INTRODUCTION

This announcement is issued by the Company pursuant to the general disclosure obligations of the Company under Rule 13.09 of the Listing Rules.

The Board announces that on 23 August 2006, Indofood, a 51.5% owned subsidiary of the Company, published an announcement that it had entered into a conditional sale and purchase agreement with ISG Asia Limited whose shares are listed on the Singapore Exchange Securities Trading Limited Dealing and Automated Quotation System (the "**Indofood Announcement**").

The following is a reproduction of the Indofood Announcement published by Indofood on 23 August 2006:

"*INDOFOOD ANNOUNCES PLANS FOR REVERSE TAKEOVER*

Jakarta, Indonesia – 23 August, 2006. PT Indofood Sukses Makmur Tbk ("**Indofood**") – JSX:INDF – today announced the proposed listing of its oil palm plantations and edible oils and fats ("**EOF**") businesses through reverse takeover ("**RTO**") of ISG Asia Limited ("**ISG**") (formerly known as CityAxis Holdings Limited), listed on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") Dealing and Automated Quotation System ("**SGX-SESDAQ**").

Said Mr. Thomas Tjhie, Director of Indofood: "The entry of our subsidiary into the international capital market will widen the group's investor base and enable us to tap offshore funds to support the business expansion. We believe this will enhance our shareholders' value".

In conjunction with the RTO, Indofood will incorporate Singapore subsidiaries to consolidate its EOF businesses.

As of end of June 2006, Indofood owns plantation land bank of approximately 138,000 hectares, of which approximately 63,000 hectares are planted with oil palm and approximately 5,000 hectares with rubber. On 16 August 2006, Indofood announced that its subsidiary (SIMP) had entered into a conditional agreement to acquire a 60% interest in several plantation companies, which upon completion will increase its plantation land bank by approximately 85,500 hectares.

The conditional sale and purchase agreement ("**Injection Agreement**") was signed today between Indofood and ISG. The consideration for the Proposed Acquisition is valued at approximately S$392.7 million. In return, Indofood through its Singapore subsidiary ("**Singco 1**") will receive 9.982 billion new ISG shares at an issue price of S$0.03934 per share.

On 11 July 2006, ISG had announced its entry into a conditional agreement to dispose substantially all of its existing businesses of providing project management, facilities management, engineering and fitting out works and interior design services ("**Announced Disposal**").

The completion of the Proposed Acquisition is conditional upon, inter alia, the completion of the Announced Disposal without any selective capital reduction by ISG, the disposal of ISG's remaining businesses (collectively, the "**Disposals**") as well as a cash distribution by ISG to its shareholders by way of a dividend and/or capital reduction ("**Cash Distribution**").

Following the Disposals and the Cash Distribution, ISG's net tangible assets immediately prior to the completion of the Proposed Acquisition is expected to comprise cash of not less than S$5 million.

In conjunction with the Proposed Acquisition, ISG proposes to consolidate every 10 existing ISG shares into one consolidated share ("**Consolidated Share**") and apply for a transfer of its listing from the SGX-SESDAQ to the SGX-ST Mainboard, commensurate with its significantly enhanced market capitalisation and scale of business activities.

Upon completion of the acquisition, Singco 1 will become the majority shareholder of ISG, controlling over 98 percent of the enlarged issued share capital of ISG thereby resulting in a change of control. ISG plans to change its name to Indofood Agri Resources Ltd., to reflect its new ownership structure and businesses following the completion of the Proposed Acquisition.

To comply with SGX-ST rules on shareholding spread and distribution requirements and to raise funds for Indofood Agri Resources Ltd., it is intended that the Placement of new and/or existing shares will be carried out to meet such requirements following completion of the Proposed Acquisition.

As a condition of the Injection Agreement, Indofood has undertaken that in the event the price at which the Placement Shares are transferred and/or issued pursuant to the Placement is less than S$0.75 per Placement Share (equivalent to S$0.075 per share before the proposed share consolidation), the registered shareholders of ISG (immediately prior to the injection) will be compensated by Singco 1 in cash equivalent to the difference (if any) between S$0.75 and the Placement price, subject to a maximum compensation of S$0.37 per Consolidated Share held.

The RTO is subject to the completion of due diligence by both parties and approvals of shareholders of ISG, Indofood and its parent company, First Pacific Company Limited (HKEx: 00142) as well as regulatory authorities in Indonesia, Singapore and Hong Kong.

PT INDOFOOD SUKSES MAKMUR Tbk
BOARD OF DIRECTORS"

The provisions of Practice Note 15 of the Listing Rules will apply to the RTO and the Placement (both as set out in the Indofood Announcement). Such transactions may also constitute possible notifiable transactions under Chapter 14 of the Listing Rules and may require shareholders' approval. As detailed in the Indofood Announcement set out above, the Injection Agreement (as defined in the Indofood Announcement) specifies that completion of the RTO and the transactions contemplated therein is conditional upon, *inter alia*, all necessary waivers, consents and/or approvals of the Shareholders in general meeting, the Stock Exchange and/or the Listing Committee of the Stock Exchange having been obtained, to the extent required by and in accordance with the Listing Rules, for the transactions contemplated by the Injection Agreement (including but not limited to the RTO and the Placement). An application in compliance with Practice Note 15 of the Stock Exchange will be submitted by the Company to the Stock Exchange and a further announcement in respect of such application, despatch of a circular in respect thereof to Shareholders and the requirement (if any) for approval of Shareholders will be published in compliance with Practice Note 15 of the Listing Rules and any other applicable provisions (including Chapter 14) of the Listing Rules as soon as practicable.

At the request of the Company, trading in the Shares on the Stock Exchange was suspended with effect from 10:39 a.m. on Thursday, 24 August 2006, pending the issue of this announcement. An application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on Friday, 25 August 2006.

DEFINITIONS

"Board"	board of Directors;
"Company"	First Pacific Company Limited, a company incorporated in Bermuda with limited liability and having its shares listed on the Stock Exchange;
"Director(s)"	the director(s) of the Company;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Indofood"	PT Indofood Sukses Makmur Tbk, a company incorporated in Indonesia with limited liability whose shares are traded on the Jakarta and Surabaya Stock Exchanges and a 51.5 per cent. owned subsidiary of the Company;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Placement"	the placement of the Placement Shares to investors as detailed in the Indofood Announcement;
"Placement Shares"	new and/or existing shares in ISG Asia Limited;
"Proposed Acquisition"	the proposed acquisition by ISG Asia Limited of the EOF businesses as detailed in the Indofood Announcement;
"Shares"	ordinary shares of US$0.01 each in the capital of the Company;
"Shareholder(s)"	holder(s) of Shares(s); and
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 24 August 2006

As at the date of this announcement, the Board comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

dlo 9/7

FPC Exemption No. (82-836)

Publication: South China Morning Post **Date:** 25 August 2006
Page: B15 **Where Published:** Hong Kong

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 00142)

RULE 13.09 ANNOUNCEMENT

This announcement is issued by the Company pursuant to the general disclosure obligations of the Company under Rule 13.09 of the Listing Rules.

The Board announces that on 23 August 2006, Indofood, a 51.5% owned subsidiary of the Company, published an announcement that it had entered into a conditional sale and purchase agreement with ISG Asia Limited whose shares are listed on the Singapore Exchange Securities Trading Limited Dealing and Automated Quotation System.

At the request of the Company, trading in the Shares on the Stock Exchange was suspended with effect from 10:39 a.m. on Thursday, 24 August 2006, pending the issue of this announcement. An application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on Friday, 25 August 2006.

INTRODUCTION

This announcement is issued by the Company pursuant to the general disclosure obligations of the Company under Rule 13.09 of the Listing Rules.

The Board announces that on 23 August 2006, Indofood, a 51.5% owned subsidiary of the Company, published an announcement that it had entered into a conditional sale and purchase agreement with ISG Asia Limited whose shares are listed on the Singapore Exchange Securities Trading Limited Dealing and Automated Quotation System (the "**Indofood Announcement**").

The following is a reproduction of the Indofood Announcement published by Indofood on 23 August 2006:

"*INDOFOOD ANNOUNCES PLANS FOR REVERSE TAKEOVER*

Jakarta, Indonesia – 23 August, 2006. PT Indofood Sukses Makmur Tbk ("**Indofood**") – JSX:INDF – today announced the proposed listing of its oil palm plantations and edible oils and fats ("**EOF**") businesses through reverse takeover ("**RTO**") of ISG Asia Limited ("**ISG**") (formerly known as CityAxis Holdings Limited), listed on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") Dealing and Automated Quotation System ("**SGX-SESDAQ**").

Said Mr. Thomas Tjhie, Director of Indofood: "The entry of our subsidiary into the international capital market will widen the group's investor base and enable us to tap offshore funds to support the business expansion. We believe this will enhance our shareholders' value".

In conjunction with the RTO, Indofood will incorporate Singapore subsidiaries to consolidate its EOF businesses.

As of end of June 2006, Indofood owns plantation land bank of approximately 138,000 hectares, of which approximately 63,000 hectares are planted with oil palm and approximately 5,000 hectares with rubber. On 16 August 2006, Indofood announced that its subsidiary (SIMP) had entered into a conditional agreement to acquire a 60% interest in several plantation companies, which upon completion will increase its plantation land bank by approximately 85,500 hectares.

The conditional sale and purchase agreement ("**Injection Agreement**") was signed today between Indofood and ISG. The consideration for the Proposed Acquisition is valued at approximately S$392.7 million. In return, Indofood through its Singapore subsidiary ("**Singco 1**") will receive 9.982 billion new ISG shares at an issue price of S$0.03934 per share.

On 11 July 2006, ISG had announced its entry into a conditional agreement to dispose substantially all of its existing businesses of providing project management, facilities management, engineering and fitting out works and interior design services ("**Announced Disposal**").

The completion of the Proposed Acquisition is conditional upon, inter alia, the completion of the Announced Disposal without any selective capital reduction by ISG, the disposal of ISG's remaining businesses (collectively, the "**Disposals**") as well as a cash distribution by ISG to its shareholders by way of a dividend and/or capital reduction ("**Cash Distribution**").

Following the Disposals and the Cash Distribution, ISG's net tangible assets immediately prior to the completion of the Proposed Acquisition is expected to comprise cash of not less than S$5 million.

In conjunction with the Proposed Acquisition, ISG proposes to consolidate every 10 existing ISG shares into one consolidated share ("**Consolidated Share**") and apply for a transfer of its listing from the SGX-SESDAQ to the SGX-ST Mainboard, commensurate with its significantly enhanced market capitalisation and scale of business activities.

Upon completion of the acquisition, Singco 1 will become the majority shareholder of ISG, controlling over 98 percent of the enlarged issued share capital of ISG thereby resulting in a change of control. ISG plans to change its name to Indofood Agri Resources Ltd., to reflect its new ownership structure and businesses following the completion of the Proposed Acquisition.

To comply with SGX-ST rules on shareholding spread and distribution requirements and to raise funds for Indofood Agri Resources Ltd., it is intended that the Placement of new and/or existing shares will be carried out to meet such requirements following completion of the Proposed Acquisition.

As a condition of the Injection Agreement, Indofood has undertaken that in the event the price at which the Placement Shares are transferred and/or issued pursuant to the Placement is less than S$0.75 per Placement Share (equivalent to S$0.075 per share before the proposed share consolidation), the registered shareholders of ISG (immediately prior to the injection) will be compensated by Singco 1 in cash equivalent to the difference (if any) between S$0.75 and the Placement price, subject to a maximum compensation of S$0.37 per Consolidated Share held.

The RTO is subject to the completion of due diligence by both parties and approvals of shareholders of ISG, Indofood and its parent company, First Pacific Company Limited (HKEx: 00142) as well as regulatory authorities in Indonesia, Singapore and Hong Kong.

PT INDOFOOD SUKSES MAKMUR Tbk
BOARD OF DIRECTORS"

The provisions of Practice Note 15 of the Listing Rules will apply to the RTO and the Placement (both as set out in the Indofood Announcement). Such transactions may also constitute possible notifiable transactions under Chapter 14 of the Listing Rules and may require shareholders' approval. As detailed in the Indofood Announcement set out above, the Injection Agreement (as defined in the Indofood Announcement) specifies that completion of the RTO and the transactions contemplated therein is conditional upon, *inter alia*, all necessary waivers, consents and/or approvals of the Shareholders in general meeting, the Stock Exchange and/or the Listing Committee of the Stock Exchange having been obtained, to the extent required by and in accordance with the Listing Rules, for the transactions contemplated by the Injection Agreement (including but not limited to the RTO and the Placement). An application in compliance with Practice Note 15 of the Stock Exchange will be submitted by the Company to the Stock Exchange and a further announcement in respect of such application, despatch of a circular in respect thereof to Shareholders and the requirement (if any) for approval of Shareholders will be published in compliance with Practice Note 15 of the Listing Rules and any other applicable provisions (including Chapter 14) of the Listing Rules as soon as practicable.

At the request of the Company, trading in the Shares on the Stock Exchange was suspended with effect from 10:39 a.m. on Thursday, 24 August 2006, pending the issue of this announcement. An application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on Friday, 25 August 2006.

DEFINITIONS

"Board"	board of Directors;
"Company"	First Pacific Company Limited, a company incorporated in Bermuda with limited liability and having its shares listed on the Stock Exchange;
"Director(s)"	the director(s) of the Company;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Indofood"	PT Indofood Sukses Makmur Tbk, a company incorporated in Indonesia with limited liability whose shares are traded on the Jakarta and Surabaya Stock Exchanges and a 51.5 per cent. owned subsidiary of the Company;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Placement"	the placement of the Placement Shares to investors as detailed in the Indofood Announcement;
"Placement Shares"	new and/or existing shares in ISG Asia Limited;
"Proposed Acquisition"	the proposed acquisition by ISG Asia Limited of the EOF businesses as detailed in the Indofood Announcement;
"Shares"	ordinary shares of US$0.01 each in the capital of the Company;
"Shareholder(s)"	holder(s) of Shares(s); and
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 24 August 2006

As at the date of this announcement, the Board comprises the following Directors:

Anthoni Salim, *Chairman*	Tedy Djuhar
Manuel V. Pangilinan, *Managing Director and CEO*	Sutanto Djuhar
Edward A. Tortorici	Ibrahim Risjad
Robert C. Nicholson	Benny S. Santoso
Ambassador Albert F. del Rosario	Graham L. Pickles*
Edward K.Y. Chen*, *GBS, CBE, JP*	David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 00142)

RULE 13.09 ANNOUNCEMENT

This announcement is issued by the Company pursuant to the general disclosure obligations of the Company under Rule 13.09 of the Listing Rules.

The Board announces that on 23 August 2006, Indofood, a 51.5% owned subsidiary of the Company, published an announcement that it had entered into a conditional sale and purchase agreement with ISG Asia Limited whose shares are listed on the Singapore Exchange Securities Trading Limited Dealing and Automated Quotation System.

At the request of the Company, trading in the Shares on the Stock Exchange was suspended with effect from 10:39 a.m. on Thursday, 24 August 2006, pending the issue of this announcement. An application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on Friday, 25 August 2006.

INTRODUCTION

This announcement is issued by the Company pursuant to the general disclosure obligations of the Company under Rule 13.09 of the Listing Rules.

The Board announces that on 23 August 2006, Indofood, a 51.5% owned subsidiary of the Company, published an announcement that it had entered into a conditional sale and purchase agreement with ISG Asia Limited whose shares are listed on the Singapore Exchange Securities Trading Limited Dealing and Automated Quotation System (the "**Indofood Announcement**").

The following is a reproduction of the Indofood Announcement published by Indofood on 23 August 2006:

"*INDOFOOD ANNOUNCES PLANS FOR REVERSE TAKEOVER*

Jakarta, Indonesia – 23 August, 2006. PT Indofood Sukses Makmur Tbk ("**Indofood**") – JSX:INDF – today announced the proposed listing of its oil palm plantations and edible oils and fats ("**EOF**") businesses through reverse takeover ("**RTO**") of ISG Asia Limited ("**ISG**") (formerly known as CityAxis Holdings Limited), listed on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") Dealing and Automated Quotation System ("**SGX-SESDAQ**").

Said Mr. Thomas Tjhie, Director of Indofood: "The entry of our subsidiary into the international capital market will widen the group's investor base and enable us to tap offshore funds to support the business expansion. We believe this will enhance our shareholders' value".

In conjunction with the RTO, Indofood will incorporate Singapore subsidiaries to consolidate its EOF businesses.

As of end of June 2006, Indofood owns plantation land bank of approximately 138,000 hectares, of which approximately 63,000 hectares are planted with oil palm and approximately 5,000 hectares with rubber. On 16 August 2006, Indofood announced that its subsidiary (SIMP) had entered into a conditional agreement to acquire a 60% interest in several plantation companies, which upon completion will increase its plantation land bank by approximately 85,500 hectares.

The conditional sale and purchase agreement ("**Injection Agreement**") was signed today between Indofood and ISG. The consideration for the Proposed Acquisition is valued at approximately S$392.7 million. In return, Indofood through its Singapore subsidiary ("**Singco 1**") will receive 9.982 billion new ISG shares at an issue price of S$0.03934 per share.

On 11 July 2006, ISG had announced its entry into a conditional agreement to dispose substantially all of its existing businesses of providing project management, facilities management, engineering and fitting out works and interior design services ("**Announced Disposal**").

The completion of the Proposed Acquisition is conditional upon, inter alia, the completion of the Announced Disposal without any selective capital reduction by ISG, the disposal of ISG's remaining businesses (collectively, the "**Disposals**") as well as a cash distribution by ISG to its shareholders by way of a dividend and/or capital reduction ("**Cash Distribution**").

Following the Disposals and the Cash Distribution, ISG's net tangible assets immediately prior to the completion of the Proposed Acquisition is expected to comprise cash of not less than S$5 million.

In conjunction with the Proposed Acquisition, ISG proposes to consolidate every 10 existing ISG shares into one consolidated share ("**Consolidated Share**") and apply for a transfer of its listing from the SGX-SESDAQ to the SGX-ST Mainboard, commensurate with its significantly enhanced market capitalisation and scale of business activities.

Upon completion of the acquisition, Singco 1 will become the majority shareholder of ISG, controlling over 98 percent of the enlarged issued share capital of ISG thereby resulting in a change of control. ISG plans to change its name to Indofood Agri Resources Ltd., to reflect its new ownership structure and businesses following the completion of the Proposed Acquisition.

To comply with SGX-ST rules on shareholding spread and distribution requirements and to raise funds for Indofood Agri Resources Ltd., it is intended that the Placement of new and/or existing shares will be carried out to meet such requirements following completion of the Proposed Acquisition.

As a condition of the Injection Agreement, Indofood has undertaken that in the event the price at which the Placement Shares are transferred and/or issued pursuant to the Placement is less than S$0.75 per Placement Share (equivalent to S$0.075 per share before the proposed share consolidation), the registered shareholders of ISG (immediately prior to the injection) will be compensated by Singco 1 in cash equivalent to the difference (if any) between S$0.75 and the Placement price, subject to a maximum compensation of S$0.37 per Consolidated Share held.

The RTO is subject to the completion of due diligence by both parties and approvals of shareholders of ISG, Indofood and its parent company, First Pacific Company Limited (HKEx: 00142) as well as regulatory authorities in Indonesia, Singapore and Hong Kong.

PT INDOFOOD SUKSES MAKMUR Tbk
BOARD OF DIRECTORS"

The provisions of Practice Note 15 of the Listing Rules will apply to the RTO and the Placement (both as set out in the Indofood Announcement). Such transactions may also constitute possible notifiable transactions under Chapter 14 of the Listing Rules and may require shareholders' approval. As detailed in the Indofood Announcement set out above, the Injection Agreement (as defined in the Indofood Announcement) specifies that completion of the RTO and the transactions contemplated therein is conditional upon, *inter alia*, all necessary waivers, consents and/or approvals of the Shareholders in general meeting, the Stock Exchange and/or the Listing Committee of the Stock Exchange having been obtained, to the extent required by and in accordance with the Listing Rules, for the transactions contemplated by the Injection Agreement (including but not limited to the RTO and the Placement). An application in compliance with Practice Note 15 of the Stock Exchange will be submitted by the Company to the Stock Exchange and a further announcement in respect of such application, despatch of a circular in respect thereof to Shareholders and the requirement (if any) for approval of Shareholders will be published in compliance with Practice Note 15 of the Listing Rules and any other applicable provisions (including Chapter 14) of the Listing Rules as soon as practicable.

At the request of the Company, trading in the Shares on the Stock Exchange was suspended with effect from 10:39 a.m. on Thursday, 24 August 2006, pending the issue of this announcement. An application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on Friday, 25 August 2006.

DEFINITIONS

"Board"	board of Directors;
"Company"	First Pacific Company Limited, a company incorporated in Bermuda with limited liability and having its shares listed on the Stock Exchange;
"Director(s)"	the director(s) of the Company;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Indofood"	PT Indofood Sukses Makmur Tbk, a company incorporated in Indonesia with limited liability whose shares are traded on the Jakarta and Surabaya Stock Exchanges and a 51.5 per cent. owned subsidiary of the Company;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Placement"	the placement of the Placement Shares to investors as detailed in the Indofood Announcement;
"Placement Shares"	new and/or existing shares in ISG Asia Limited;
"Proposed Acquisition"	the proposed acquisition by ISG Asia Limited of the EOF businesses as detailed in the Indofood Announcement;
"Shares"	ordinary shares of US$0.01 each in the capital of the Company;
"Shareholder(s)"	holder(s) of Shares(s); and
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 24 August 2006

As at the date of this announcement, the Board comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan,
Managing Director and CEO
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*

Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*